GOLDEN HOPE MINES LIMITED


06019282

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6


SEC MAIL
RECEIVED
PROCESSING
DEC 1 4 2006
WASH. D.C.
213
SECTION

December 7, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~ 82-3023

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via CCN Matthews.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

/dc

Encl.

12/18

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES CLOSES $4.2 MILLION FINANCING

December 7, 2006

Golden Hope Mines Limited (the "Company") is pleased to announce that it has closed its private placement offering pursuant to which the Company sold an aggregate of 4,000,000 Units ("Units") at a price of $0.55 per Unit and 3,333,333 Flow-Through Shares ("Flow-Through Shares") in the capital of the Company at a price of $0.60 per Flow-Through Share for total gross proceeds to the Company of $4.2 million. The offering was co-led by Sprott Securities Inc. and Dundee Securities Corporation. Each Unit consists of one common share and one half of a share purchase warrant. Each whole share purchase warrant shall entitle the warrant holder to acquire an additional common share at an exercise price of $0.75, for a period of 18 months after closing. The Agents received on closing a cash commission equal to 6% of the gross proceeds and compensation warrants to acquire 240,000 common shares at an exercise price of $0.55, for a period of 12 months. All securities issued pursuant to the financing are subject to a four-month hold period.

The Company will use the net proceeds from the sale of the Flow-Through Shares to pay exploration expenses on the Company's Bellechasse Gold Project, which qualify as Canadian Exploration Expenses (as such term is defined in the Income Tax Act (Canada)) and which will qualify as Flow-Through Mining Expenditures (as such term is defined in the Income Tax Act (Canada)). The Company will use the net proceeds from the sale of the Units for additional exploration and general corporate purposes.

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK
President

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or*
Louis Hoel (416) 521-6362 *or* visit **www.goldenhopemines.com**